EXHIBIT 99.1

Centerra Gold Brings Additional Claims in Arbitration Against the Kyrgyz Republic and Names Kyrgyzaltyn JSC as a Co-Respondent over Seizure of the Kumtor Mine

TORONTO, July 07, 2021 (GLOBE NEWSWIRE) -- Centerra Gold Inc. (“Centerra” or the “Company”) (TSX: CG) (NYSE: CGAU) announced today that it has brought additional claims against the government of the Kyrgyz Republic in binding arbitration and asserted claims against the state-owned entity Kyrgyzaltyn JSC in response to the wrongful expropriation of the Kumtor Mine.

Among other relief, the Company’s amended Notice of Arbitration seeks to hold the Kyrgyz government and Kyrgyzaltyn JSC responsible for any and all losses and damages that result from their coordinated campaign to seize the gold mine in violation of longstanding investment agreements and without compensation to Centerra.

The amended notice adds claims against Kyrgyzaltyn JSC, the gold refining monopoly in the Kyrgyz Republic and Centerra’s largest shareholder. It asserts that Kyrgyzaltyn JSC conspired with the Kyrgyz government to take control of the mine under the guise of temporary “external management” and continues to act at the behest of the government with regard to the operation of Kumtor and its shareholding in Centerra.

Scott Perry, President & Chief Executive Officer of Centerra, said: “Rather than honor its commitment to arbitrate any disputes in a transparent manner in a neutral forum, the government and those acting in concert with it have proceeded to expropriate the Kumtor Mine, placing Centerra’s investment and the livelihoods of thousands of Kyrgyz workers at risk. Centerra would much prefer to resolve this dispute in a constructive dialogue with the Kyrgyz authorities, but their repeated refusal to engage leaves us no choice but to seek effective remedies through arbitration and other legal means.”

As disclosed on May 16, 2021, Centerra initiated binding arbitration against the Kyrgyz government in response to actions taken against the Company’s wholly owned subsidiary Kumtor Gold Company (“KGC”), including meritless fines and tax claims as well as legislation providing for its operations to be placed under “external management.” The amended notice asserts additional claims arising from the seizure of the mine and seeks to enjoin the respondents from any further actions to nationalize the mine or transfer KGC’s assets.

Under applicable investment agreements, Centerra’s claims will be adjudicated by a single arbitrator in arbitration proceedings to be held in Stockholm, Sweden and conducted under the rules of the United Nations Commission on International Trade Law (“UNCITRAL”). Under the agreements, the governing law is the law of the State of New York. Centerra has requested that the Permanent Court of Arbitration in the Hague designate an appointing authority to select an arbitrator promptly.

About Centerra
Centerra Gold Inc. is a Canadian-based gold mining company focused on operating, developing, exploring and acquiring gold properties in North America, Asia and other markets worldwide and is one of the largest Western-based gold producers in Central Asia. Centerra owns three mines, the Kumtor Mine in the Kyrgyz Republic, the Mount Milligan Mine in British Columbia, Canada and the Öksüt Mine in Turkey. Centerra's shares trade on the Toronto Stock Exchange (TSX) under the symbol CG and on the New York Stock Exchange (NYSE) under the symbol CGAU. The Company is based in Toronto, Ontario, Canada.

Caution Regarding Forward-Looking Information

Information contained in this document which are not statements of historical facts may be “forward-looking information” for the purposes of Canadian securities laws and within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information involves risks, uncertainties and other factors that could cause actual results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward looking information. The words “believe”, “expect”, “anticipate”, “contemplate”, “plan”, “intends”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule”, “understand” and similar expressions identify forward-looking information. These forward-looking statements relate to, among other things: the claims brought and relief sought by the Company against the Kyrgyz Republic and Kyrgyzaltyn JSC in binding arbitration, and the potential success thereof; the ability of Centerra to appoint an arbitrator promptly; the court proceedings brought by the Company against Mr. Bolturuk to obtain injunctive relief; future discussions with the Government of the Kyrgyz Republic relating to disputes that have arisen under the investment agreement; and the Company’s ability to obtain effective remedies through arbitration and other legal means.

Forward-looking information is necessarily based upon a number of estimates and assumptions that, while considered reasonable by Centerra, are inherently subject to significant political, business, technical, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking information. Factors and assumptions that could cause actual results or events to differ materially from current expectations include, among other things: the continued imposition by the Kyrgyz Government of “external management” on KGC or the prolongation of such “external management” the ongoing failure of the Kyrgyz Republic Government to comply with its continuing obligations under the investment agreements governing the Kumtor Mine to allow for the continued operation of the Kumtor mine by KGC and Kumtor Operating Company (“KOC”) and not take any expropriation action against the Kumtor mine; actions by the Kyrgyz Republic Government or any state agency or the General Prosecutor’s Office that serve to restrict or otherwise interfere with the payment of funds by KGC and KOC to Centerra; the Kyrgyz Government taking further steps to nationalize or expropriate the Kumtor mine, and/or utilizing the purported environmental and tax claims being asserted against KGC to strip KGC of its assets; the impact of changes in, or to the more aggressive enforcement of, laws, regulations and government practices, including unjustified civil or criminal action against the Company, its affiliates or its current or former employees, including the interaction of claims of harm to the environment or human health with the new Kyrgyz Republic law that enabled the imposition of external management on the Kumtor Mine by the Kyrgyz Republic Government; potential impact on the Kumtor mine of investigations by Kyrgyz Republic instrumentalities; the inability of the Company and its subsidiaries to enforce their legal rights in certain circumstances or to collect on any favorable arbitral and/or court judgement awarded against the Kyrgyz Republic, Kyrgyzaltyn JSC and/or Mr. Bolturuk, as applicable; other political risks associated with the Company’s operations in the Kyrgyz Republic; the presence of a significant shareholder that is a state-owned company of the Kyrgyz Republic; and the management of external stakeholder expectations in respect of the foregoing risk factors. For additional risk factors, please see section titled “Risks Factors” in the Company’s most recently filed Annual Information Form available on SEDAR at www.sedar.com and EDGAR www.sec.gov/edgar.

There can be no assurances that forward-looking information and statements will prove to be accurate, as many factors and future events, both known and unknown could cause actual results, performance or achievements to vary or differ materially from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements contained herein or incorporated by reference. Accordingly, all such factors should be considered carefully when making decisions with respect to Centerra, and prospective investors should not place undue reliance on forward looking information. Forward-looking information is as of July 7, 2021. Centerra assumes no obligation to update or revise forward-looking information to reflect changes in assumptions, changes in circumstances or any other events affecting such forward-looking information, except as required by applicable law.

For more information:
John W. Pearson
Vice President, Investor Relations
(416) 204-1953
john.pearson@centerragold.com

Additional information on Centerra is available on the Company’s web site at www.centerragold.com on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

A PDF accompanying this announcement is available at http://ml.globenewswire.com/Resource/Download/14b813f4-63eb-40a6-ab8a-83f4cd5c22b5